UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 08, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

*Item 1.01 Entry into a Material Definitive Agreement

On December 8, 2023, Music Licensing, Inc. (the “Company”) filed a Form 1-U with the U.S. Securities and Exchange Commission (“SEC”), disclosing the anticipated resignation of Mr. Jake P. Noch, the Chief Executive Officer of the Company

Amendment to Previous Disclosure:

Subsequent to the initial disclosure, Mr. Noch, after consultation with legal counsel and discussions with other members of the Board of Directors, has communicated his decision to the Company that he no longer intends to resign from his positions within the Company as previously disclosed.

Strategic Direction:

Furthermore, the Company is actively pursuing the addition of other C-level executives to enhance its leadership team and effectively manage day-to-day operations. The Board of Directors continues to work towards strengthening the Company’s leadership structure.

Proposed Change in Company Purpose:

Mr. Noch intends to propose to the Board of Directors a change in the Company’s purpose. Specifically, the proposal involves transforming Music Licensing, Inc. into a diversified holding company. This strategic shift aims to provide the Company with the flexibility to establish wholly owned or partly owned subsidiaries, as well as engage in other strategic investments. The proposed change is intended to broaden the scope of the Company’s activities without limiting its potential for future growth.

The Company will provide further updates as the situation develops and as these proposed changes progress through the appropriate corporate governance channels.

Forward-Looking Statements:

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Non-Legal Advice Disclosure:

This press release does not constitute legal advice, and readers are advised to seek legal counsel for any legal matters or questions related to the content herein.

Non-Investment Advice Disclosure:

This communication is intended solely for informational purposes and does not in any way imply or constitute a recommendation or solicitation for the purchase or sale of any securities, commodities, bonds, options, derivatives, or any other investment products. Any decisions related to investments should be made after thorough research and consultation with a qualified financial advisor or professional. We assume no liability for any actions taken or not taken based on the information provided in this communication

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	January 10, 2024	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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